Exhibit 17.1

From: Robert Jackson
Date: July 8, 2026 at 10:36:16 AM CDT
To: Edward Honour
Subject: Bob Jackson board resignation

Ed,

I have decided to step down from the Board of Directors of Kinetic Seas Inc., effective immediately, as I pursue another business venture and believe it is appropriate to avoid even the appearance of a potential conflict of interest.

I appreciate the opportunity to have served on the Board and remain supportive of the Company’s mission, leadership team, and long-term direction. I wish the Company, its employees, and shareholders continued success.

Regards,

/s/ Robert C Jackson